Exhibit 21.1

Subsidiaries of South Valley Bancorp, Inc.

Name of Subsidiary	State of Incorporation

South Valley Bank & Trust	Oregon
Elliott Ledgerwood & Company, doing business as South Valley Wealth Management	Oregon

South Valley Bancorp, Inc. directly owns 100% of the voting stock of each subsidiary listed above.